UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For August 03, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated August 03, 2005 -  Expansion in North America


                                                               3 August 2005



                        BUNZL TO EXPAND IN NORTH AMERICA

Bunzl plc, the international distribution and outsourcing Group, today announces that it has entered into an agreement to acquire SOFCO, a distributor to a number of sectors including grocery, foodservice and healthcare.

SOFCO, a division of US Foodservice, is based in New York State and had sales of $175 million in the year ended 31 December 2004. Gross assets to be acquired are expected to be $30 million. Completion of the acquisition is subject to clearance from the relevant competition authority.

Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl, said:

"This is an excellent opportunity to continue our momentum in North America. SOFCO will strengthen our business in the northeast in our traditional grocery and redistribution markets while also expanding our position in the healthcare and industrial sectors."



Enquiries:

Bunzl plc                                          Finsbury
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  August 03, 2005                By:__/s/ Anthony Habgood__

                                              Title:   Chairman